                             VASTAR RESOURCES, INC.
                                   EXHIBIT 12
                    STATEMENT SETTING FORTH DETAIL OF COMPUTATION OF
                          RATIO OF EARNINGS TO FIXED CHARGES
                                  (Unaudited)

                                              For the nine
                                              months ended
                                              September 30,
                                           ------------------
(Millions of dollars)                        1997      1996
except ratio amounts)                      --------  --------
Income from continuing operations
before income taxes, minority
interest and cumulative effect of
change in accounting principle(1) ......   $ 169.5   $ 140.2
Fixed Charges:
Interest expense charged to income,
and portion of rentals
representative of interest(2) ..........      35.9      38.9
Capitalized Interest ...................      --        --
                                           -------   -------
Total fixed charges ....................      35.9      38.9
                                           -------   -------
Earnings (1) + (2) .....................   $ 205.4   $ 179.1
                                           =======   =======
Ratio of earnings to fixed charges .....       5.7       4.6
                                           =======   =======



The Company has no issuances of preferred stock.